UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

September 1, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Collectable Sports Assets, LLC

File No. 024-11178 - CTR# 2024

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Collectable Sports Assets, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A POS filed on February 24, 2021.

Based on representations by Collectable Sports Assets, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibits 6.10, 6.17, 6.26-27, 6.38, 6.54, 6.56, 6.59, 6.61, 6.66, 6.69, 6.71, 6.73, 6.75, 6.82, 6.86, 6.88, 6.90, 6.92, 6.94, 6.96, 6.112, 6.118, 6.123, 6.125, 6.127, 6.130, 6.134

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary